                                                                File No. 70-8471
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Post-Effective Amendment No. 6 to Form U-1

                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

THE COLUMBIA GAS SYSTEM, INC.                                                        COLUMBIA ENERGY SERVICES CORPORATION
COLUMBIA GAS SYSTEM SERVICE CORPORATION                                              COLUMBIA ENERGY MARKETING CORPORATION
COLUMBIA LNG CORPORATION                                                             121 Hill Pointe Drive
COLUMBIA ATLANTIC TRADING CORPORATION                                                Suite 100
TRISTAR VENTURES CORPORATION                                                         Canonsburg, Pennsylvania 15317
TRISTAR CAPITAL CORPORATION
TRISTAR PEDRICK LIMITED CORPORATION                                                  COLUMBIA GULF TRANSMISSION COMPANY
TRISTAR PEDRICK GENERAL CORPORATION                                                  COLUMBIA GAS TRANSMISSION CORPORATION
TRISTAR BINGHAMTON LIMITED CORPORATION                                               1700 MacCorkle Avenue, S.E.
TRISTAR BINGHAMTON GENERAL CORPORATION                                               Charleston, WV 25314
TRISTAR VINELAND LIMITED CORPORATION
TRISTAR VINELAND GENERAL CORPORATION                                                 COLUMBIA GAS DEVELOPMENT CORPORATION
TRISTAR RUMFORD LIMITED CORPORATION                                                  One Riverway
TRISTAR GEORGETOWN GENERAL CORPORATION                                               Houston, TX 77056
TRISTAR GEORGETOWN LIMITED CORPORATION
TRISTAR FUEL CELLS CORPORATION                                                       COMMONWEALTH PROPANE, INC.
TVC NINE CORPORATION                                                                 COLUMBIA PROPANE CORPORATION
TVC TEN CORPORATION                                                                  9200 Arboretum Parkway, Ste 140
20 Montchanin Road                                                                   Richmond, VA 23236
Wilmington, DE 19807
                                                                                     COLUMBIA GAS OF KENTUCKY, INC.
COLUMBIA NATURAL RESOURCES, INC                                                      COLUMBIA GAS OF OHIO, INC.
COLUMBIA COAL GASIFICATION CORPORATION                                               COLUMBIA GAS OF MARYLAND, INC.
900 Pennsylvania Avenue                                                              COLUMBIA GAS OF PENNSYLVANIA, INC.
Charleston, WV  25302                                                                COMMONWEALTH GAS SERVICES, INC.
                                                                                     200 Civic Center Drive
                                                                                     Columbus, OH 43215


--------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                         THE COLUMBIA GAS SYSTEM, INC.
--------------------------------------------------------------------------------
               (Name of top registered holding company parent of
                          each applicant or declarant)

                            L. J. Bainter, Treasurer
                         THE COLUMBIA GAS SYSTEM, INC.
                               20 Montchanin Road
                              Wilmington, DE 19807
--------------------------------------------------------------------------------
                    (Name and address of agent for service)

                  (Other Agents for Service are Listed on the
                        Reverse Side of the Front Cover)

Names and Addresses of Subsidiary Company Agents for Service:

W. H. HARMON, Treasurer                                                              H. F. HAYES, Treasurer
Columbia Natural Resources, Inc.                                                     Commonwealth Propane, Inc.
Columbia Coal Gasification Corp.                                                     Columbia Propane Corporation
900 Pennsylvania Avenue                                                              9200 Arboretum Parkway, Ste 140
Charleston, West Virginia  25302                                                     Richmond, Virginia  23236

D. DETAR, Treasurer                                                                  D. L. GELBAUGH, Vice President
TriStar Ventures Corporation                                                         Columbia Gas of Ohio, Inc.
TriStar Pedrick Limited Corporation                                                  Columbia Gas of Kentucky, Inc.
TriStar Pedrick General Corporation                                                  Commonwealth Gas Services, Inc.
TriStar Binghamton Limited Corporation                                               Columbia Gas of Pennsylvania, Inc.
TriStar Binghamton General Corporation                                               Columbia Gas of Maryland, Inc.
TriStar Vineland Limited Corporation                                                 200 Civic Center Drive
TriStar Vineland General Corporation                                                 Columbus, Ohio  43215
TriStar Rumford Limited Corporation
TriStar Georgetown Limited Corporation                                               S. L. PARKS-DOWNEY, Asst. Treasurer
TriStar Georgetown General Corporation                                               Columbia Gas Transmission Corporation
TriStar Fuel Cells Corporation                                                       Columbia Gulf Transmission Company
TVC Nine Corporation                                                                 1700 MacCorkle Avenue, S.E.
TVC Ten Corporation                                                                  Charleston, West Virginia 25314
20 Montchanin Road
Wilmington, Delaware 19807                                                           J. R. LISENBY, Treasurer
                                                                                     Columbia Gas Development Corporation
S. J. MacQueen, Treasurer                                                            One Riverway
Columbia LNG Corporation                                                             Houston, Texas 77056
Columbia Atlantic Trading Corp.
20 Montchanin Road                                                                   ROBERT GUSTAFSON, Controller
Wilmington, Delaware 19807                                                           Columbia Energy Services Corporation
                                                                                     Columbia Energy Marketing Corporation
L. J. BAINTER, Vice President                                                        121 Hill Pointe Drive
Columbia Gas System Service Corp.                                                    Suite 100
TriStar Capital Corporation                                                          Canonsburg, Pennsylvania 15317
20 Montchanin Road
Wilmington, Delaware 19807





--------------------------------------------------------------------------------
               (Names and Addresses of Other Agents for Service)

The amendments proposed in this document apply only to financing transactions occurring during 1996.


Item 1.  Description of Proposed Transaction.

         Columbia and Columbia Maryland are seeking Commission authorization for: (A) the sale of securities ("Notes") by Columbia Maryland to Columbia or around December 31, 1995; the proceeds of which will be used to refund the Installment Notes previously sold by Columbia Maryland to Columbia, and (B) the future issuance of Notes in lieu of Installment Notes herein referenced for the 1995 Financing Program to meet the financing needs of Columbia Maryland in 1996. The Notes will be issued under a loan agreement between Columbia Maryland and Columbia.

         It is Columbia's intention, upon emergence from bankruptcy, to refinance the existing Installment Notes of all its Subsidiaries with new Notes. However, as discussed below in Items 3 and 4, Commission approval is not required for the refunding of securities held by any Subsidiary other than Columbia Maryland. As required under Rule 52, any financing transactions undertaken between Columbia and any Subsidiary, other than Columbia Maryland, will be reported on Form U-6B-2. Columbia is requesting Commission authorization for the filing of Form U-6B-2 form on a quarterly basis, all as more fully described herein.

EXCHANGE OF INSTALLMENT NOTES FOR NOTES

                 On or about December 31, 1995, Columbia Maryland will refund all outstanding Installment Notes previously sold to Columbia. At the present time, Columbia Maryland has sold Installment Notes in the amount of approximately $14.0 million to Columbia. Columbia Maryland has received Commission approval in this Application-Declaration to issue, through December 31, 1996, Installment Notes in a principal amount of up to $5.5 million. The pro forma financials included in this Amendment No. 6 assume that Columbia Maryland will refund its existing debt prior to the issuance of any additional long-term debt under this authorization. Funds to implement the refunding will be raised from Columbia Maryland's sale of Notes to Columbia. Based on current interest rates, the Notes will have a weighted average interest rate lower than the weighted average interest rate of the Installment Notes currently outstanding.

         The maturities and interest rates of the Note issuance will mirror the Debentures issued by Columbia upon emergence from bankruptcy as previously authorized by the Commission (Release No. 35-26361; 70-8627). The Notes will be issued pursuant to a loan agreement in certificated form, will be secured or unsecured, will be dated the date of their issue, and may have other provisions as described in the form of Note herein provided as Exhibit A-5.

1996 FINANCING PROGRAM OF COLUMBIA MARYLAND

         Columbia Maryland plans to finance part of its 1996 capital expenditure program with funds generated from the sale to Columbia, for cash, of Notes (instead of Installment Notes, as previously indicated in this file). The interest rate and maturity on the Notes issued for the purposes of funding 1996 capital expenditure programs will be equal to the weighted average cost of any long-term fixed rate financing issued by Columbia issued during the calendar quarter prior to an issuance of Notes by Columbia Maryland (the "Columbia Rate"). The interest rate on Columbia's emergence from bankruptcy financing, as referenced in File No. 70-8627, will not be used as a Columbia Rate. If Columbia does not issue long-term fixed rate financing during a calendar quarter prior to an issuance of Notes by Columbia Maryland, the interest rate of Columbia Maryland's funding will default to the Benchmark Rate as defined in the original Application-Declaration. The Benchmark Rate would be used for all Notes issued in the subsequent quarter. The Notes will be repaid over a term not exceeding thirty years. All of the Notes will be purchased by Columbia on or before December 31, 1996.


THE LOAN AGREEMENT

         The loan agreement will provide for Columbia Maryland to issue both secured and unsecured debt securities to Columbia in exchange for cash. The loan agreement will contain numerous terms, such as the principal amount, interest rate, redemption terms, denominations, events of default, etc. In theory, any combination of the terms could be included in a single series of securities. The loan agreement terms are modelled after the indenture under which Columbia will issue the public debt securities authorized by the Commission (Release No. 35-26361; 70-8627).

Item 2.  Fees, Commissions and Expenses.

         (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Services of Columbia Gas System Service
Corporation in connection with the preparation
of the Application-Declaration  . . . . . . . . . . . . . . $    2,000
                                                            -------------
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . $    2,000
                                                            =============

         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

         Service Corporation will perform certain services at cost as set forth in Item 2(a) above.


Item 3.  Applicable Statutory Provisions


         (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

         The issuance of securities by the Subsidiaries is governed by Sections 6 and 7 of the Act and Rule 43 thereunder. Section 9 and 10 of the Act, and Rule 43 promulgated thereunder, are applicable to the acquisition of the Subsidiaries' securities by Columbia. The lending of funds by Columbia to the Subsidiaries is governed by Section 12(b) and Rule 45 thereunder.

         Rule 52 provides an exemption from the provisions of Sections 6, 7, 9 and 10 for the issuance of securities by the Subsidiaries and the acquisition thereof by Columbia, except for Columbia Maryland which does not qualify for such an exemption. However, Rule 45(b)(1) provides an exemption from the provisions of Section 12(b) and Rule 45(a) for the lending of funds by Columbia to the Subsidiaries.

         It is requested that the authority be granted to file certificates under Form U-6B-2 on a quarterly basis with respect to the proposed transactions hereafter consummated pursuant to this Application-Declaration, not later than 30 days following the end of each quarter.

         To the extent that the transactions which are the subject matter of the Application-Declaration are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules and regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of any applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

                 Not Applicable



Item 4.  Regulatory Approval

         (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

         Columbia has utility subsidiary companies in five states, including Ohio, Virginia, Pennsylvania, Kentucky, and Maryland. All of these states have state public utility commissions which are statutorily authorized to approve the issuance and sale of securities by utility companies within their respective states. Maryland, however, only requires state commission approval of the issuance of securities of a public service company incorporated under the laws of Maryland. Columbia Maryland is incorporated in the state of Delaware, and therefore does not require public service commission approval of an issuance of securities.

         (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

         An application will be made by the aforementioned subsidiary companies to their respective state regulatory commissions as set forth in the answer to
Item 3(a) above.

Item 5.  Procedure.

         (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

         It is requested that the Commission issue its Notice by October 27, 1995 and its Order on or before November 30, 1995.

         (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements.

         (a)  Exhibits

                 A-5           Form of Columbia Maryland Note (to be filed by
                               Amendment)

                 B Form of Loan Agreement for Columbia Maryland (to be filed by Amendment)

                 F-4 Opinion of Counsel for Columbia and Columbia Maryland (to be filed by Amendment)

                 G-3 Financial Data Schedule (incorporated herein as Exhibit No. 27)

                 H-4           Proposed Notice

         (b)     Financial Statements

                           1.       The Columbia Gas System, Inc.

                                    (a.)     Balance Sheet Statement as of July
                                             31, 1995 (actual and pro forma)

                                    (b.)     Statements of Capitalization as of
                                             July 31, 1995 (actual and pro
                                             forma)

                                    (c.)    Condensed Statement of Income for
                                            the Twelve months ended July  31,
                                            1995 (actual and pro forma)

                                    (d.)    Statements of Common Equity as of
                                            July 31, 1995 (actual and pro forma)

                                    (e.)    Pro Forma Entries


                           2.       Columbia Maryland

                                    (a.)     Balance Sheet Statement as of July
                                             31, 1995 (actual and pro forma)

                                    (b.)     Statements of Capitalization as of
                                             July 31, 1995 (actual and pro
                                             forma)

                                    (c.)    Condensed Statement of Income for
                                            the Twelve months ended July  31,
                                            1995 (actual and pro forma)

                                    (d.)    Statements of Common Equity as of
                                            July 31, 1995 (actual and pro forma)

                                    (e.)    Pro Forma Entries.


                   There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.

Item 7.  Information as to Environmental Effects.

         (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)). If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

         As more fully described in Item 1, the proposed transactions subject to the jurisdiction of this Commission relate only to the means of financing activities. The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

         (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

         No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.

                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                    THE COLUMBIA GAS SYSTEM, INC.

Date: October 12, 1995              By:   /s/ L. J. BAINTER
                                          ----------------------------
                                             L. J. Bainter
                                             Treasurer


                                    COLUMBIA GAS OF OHIO, INC.
                                    COLUMBIA GAS OF PENNSYLVANIA, INC.
                                    COLUMBIA GAS OF KENTUCKY, INC.
                                    COLUMBIA GAS OF MARYLAND, INC.
                                    COMMONWEALTH GAS SERVICES, INC.
                                    COLUMBIA GULF TRANSMISSION COMPANY
                                    COLUMBIA GAS TRANSMISSION CORPORATION
                                    COLUMBIA GAS DEVELOPMENT CORPORATION
                                    COLUMBIA PROPANE CORPORATION
                                    COMMONWEALTH PROPANE, INC.
                                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                                    COLUMBIA NATURAL RESOURCES, INC.
                                    COLUMBIA ATLANTIC TRADING CORPORATION
                                    COLUMBIA COAL GASIFICATION CORPORATION
                                    COLUMBIA LNG CORPORATION
                                    COLUMBIA ENERGY SERVICES CORPORATION
                                    COLUMBIA ENERGY MARKETING CORPORATION
                                    TRISTAR VENTURES CORPORATION
                                    TRISTAR CAPITAL CORPORATION

Dated: October 12, 1995             By:   /s/ L. J. BAINTER
                                          -----------------------------
                                            L. J. Bainter, Vice President


                                    TRISTAR VENTURES CORPORATION
                                    TRISTAR PEDRICK LIMITED CORPORATION
                                    TRISTAR PEDRICK GENERAL CORPORATION
                                    TRISTAR BINGHAMTON LIMITED CORPORATION
                                    TRISTAR BINGHAMTON GENERAL CORPORATION
                                    TRISTAR VINELAND LIMITED CORPORATION
                                    TRISTAR VINELAND GENERAL CORPORATION
                                    TRISTAR RUMFORD LIMITED CORPORATION
                                    TRISTAR FUEL CELLS CORPORATION
                                    TRISTAR GEORGETOWN GENERAL CORPORATION
                                    TRISTAR GEORGETOWN LIMITED CORPORATION
                                    TVC NINE CORPORATION
                                    TVC TEN  CORPORATION


Dated: October 12, 1995             By:   /s/  D. DETAR
                                          ---------------------------
                                            D. Detar, Treasurer

THE COLUMBIA GAS SYSTEM, INC.                                       UNAUDITED
                                                                    6(b)(1)(a)
                                                                    (1 of 2)

BALANCE SHEET
ACTUAL and PRO FORMA
As of July 31, 1995
($000)


                                                          CG       Pro Forma        CG
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
                       ASSETS
Investments and Other Assets
  Accounts receivable - noncurrent .................      27,047            0       27,047
  Unconsolidated affiliates ........................           0            0            0
                                                     ------------ ------------ ------------
Total Investments and Other Assets .................      27,047            0       27,047
                                                     ------------ ------------ ------------
Investments in Subsidiaries
  Capital stock ....................................   1,301,364            0    1,301,364
  Equity in undistributed retained earnings ........    (424,281)        (189)    (424,470)
  Installment promissory notes receivable ..........     695,089      (12,319)     682,770
  Other investments ................................     437,833       19,500      457,333
  Other receivables - TCO ..........................   1,695,633            0    1,695,633
                                                     ------------ ------------ ------------
Total Investments in Subsidiaries ..................   3,705,638        6,992    3,712,630
                                                     ------------ ------------ ------------
Current Assets
  Cash and temporary cash investments ..............      17,910       (5,501)      12,409
  Accounts receivable, net
    Customers ......................................           0            0            0
    Affiliated .....................................     514,400       (1,389)     513,011
    Other ..........................................      10,292            0       10,292
  Prepayments ......................................         381            0          381
  Other ............................................      34,702            0       34,702
                                                     ------------ ------------ ------------
Total Current Assets ...............................     577,685       (6,890)     570,795
                                                     ------------ ------------ ------------

Deferred Charges ...................................       2,638            0        2,638
                                                     ------------ ------------ ------------

Total Assets .......................................   4,313,008          102    4,313,110
                                                     ============ ============ ============

THE COLUMBIA GAS SYSTEM, INC.                                       UNAUDITED
                                                                    6(b)(1)(a)
                                                                    (2 of 2)

BALANCE SHEET
ACTUAL and PRO FORMA
As of July 31, 1995
($000)


                                                          CG       Pro Forma        CG
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
           CAPITALIZATION AND LIABILITIES
Capitalization
  Stockholder's equity .............................   1,643,130            0    1,643,130
  Long-term debt ...................................           0            0            0
                                                     ------------ ------------ ------------
Total Capitalization ...............................   1,643,130            0    1,643,130
                                                     ------------ ------------ ------------
Current Liabilities
  Debt obligations .................................           0            0            0
  Debtor in possession financing ...................           0            0            0
  Accounts and drafts payable ......................         379            0          379
  Affiliated accounts payable ......................       3,416            0        3,416
  Accrued taxes ....................................      (3,639)         102       (3,537)
  Accrued interest .................................       1,389            0        1,389
  Deferred income taxes - current ..................           0            0            0
  Other ............................................      11,197            0       11,197
                                                     ------------ ------------ ------------
Total Current Liabilities ..........................      12,742          102       12,844
                                                     ------------ ------------ ------------

Liabilities Subject to Chapter 11 Proceedings ......   2,382,625            0    2,382,625
                                                     ------------ ------------ ------------
Other Liabilities and Deferred Credits
  Deferred income taxes, noncurrent ................     268,639            0      268,639
  Postretirement benefits other than pensions ......       5,839            0        5,839
  Other ............................................          33            0           33
                                                     ------------ ------------ ------------
Total Other Liabilities and Deferred Credits .......     274,511            0      274,511
                                                     ------------ ------------ ------------

Total Capitalization and Liabilities ...............   4,313,008          102    4,313,110
                                                     ============ ============ ============

THE COLUMBIA GAS SYSTEM, INC.                                       UNAUDITED
                                                                    6(b)(1)(b)


STATEMENT OF CAPITALIZATION
ACTUAL and PRO FORMA
As of July 31, 1995
($000)


                                                          CG       Pro Forma        CG
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
Stockholder's Equity
  Common Stock, $10 par value, authorized
   100,000,000 shares, outstanding 50,573,335
   shares ..........................................     505,733            0      505,733

  Additional paid in capital .......................     602,026            0      602,026

  Retained earnings ................................     605,337            0      605,337

  Unearned employee compensation ...................     (69,966)           0      (69,966)
                                                     ------------ ------------ ------------

Total Stockholder's Equity .........................   1,643,130            0    1,643,130
                                                     ------------ ------------ ------------

Long-Term Debt

  Debentures, net of unamortized discount less
   premium .........................................           0            0            0
                                                     ------------ ------------ ------------

Total Long-Term Debt ...............................           0            0            0
                                                     ------------ ------------ ------------

Total Capitalization ...............................   1,643,130            0    1,643,130
                                                     ============ ============ ============

THE COLUMBIA GAS SYSTEM, INC.                                       UNAUDITED
                                                                    6(b)(1)(c)


STATEMENT OF INCOME
ACTUAL and PRO FORMA
Twelve Months Ended July 31, 1995
($000)


                                                          CG       Pro Forma        CG
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
Operating Revenues
  Gas Sales ........................................           0            0            0
  Transportation ...................................           0            0            0
  Other ............................................           0            0            0
                                                     ------------ ------------ ------------
Total Operating Revenues ...........................           0            0            0
                                                     ------------ ------------ ------------

Operating Expenses
  Products purchased ...............................           0            0            0
  Operation ........................................     104,655            0      104,655
  Maintenance ......................................           0            0            0
  Depreciation and depletion .......................           0            0            0
  Other taxes ......................................         180            0          180
                                                     ------------ ------------ ------------
Total Operating Expenses ...........................     104,835            0      104,835
                                                     ------------ ------------ ------------

Operating Income (Loss) ............................    (104,835)           0     (104,835)
                                                     ------------ ------------ ------------

Other Income (Deductions)
  Interest income and other, net ...................     368,494          102      368,596
  Interest expense and related charges .............        (354)           0         (354)
  Reorganization items, net ........................       3,086            0        3,086
                                                     ------------ ------------ ------------
Total Other Income (Deductions) ....................     371,226          102      371,328
                                                     ------------ ------------ ------------

Income before Income Taxes and Cumulative Effect
  of Accounting Change .............................     266,391          102      266,493

Income taxes .......................................      42,516          102       42,618
                                                     ------------ ------------ ------------

Income before Cumulative Effect of Accounting
  Change ...........................................     223,875            0      223,875

Cumulative Effect of Accounting for Postemployment
  Benefits .........................................          (7)           0           (7)
                                                     ------------ ------------ ------------
Net Income .........................................     223,868            0      223,868
                                                     ============ ============ ============

THE COLUMBIA GAS SYSTEM, INC.                                       UNAUDITED
                                                                    6(b)(1)(d)


STATEMENTS OF COMMON STOCK EQUITY
ACTUAL and PRO FORMA
Twelve Months Ended July 31, 1995
($000)


                                                          CG       Pro Forma        CG
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
                    COMMON STOCK
Balance at August 1, 1994 ..........................     505,633            0      505,633
Common stock issued -
  Subsidiaries .....................................           0            0            0
  Leveraged employee stock ownership plan (LESOP) ..           0            0            0
  Dividend reinvestment plan .......................           0            0            0
  Long-term incentive plan .........................         100            0          100
  Public offering ..................................           0            0            0
                                                     ------------ ------------ ------------
Balance at July 31, 1995 ...........................     505,733            0      505,733
                                                     ------------ ------------ ------------

                  PREFERRED STOCK

Balance at August 1, 1994 ..........................           0            0            0
Preferred stock issued .............................           0            0            0
                                                     ------------ ------------ ------------
Balance at July 31, 1995 ...........................           0            0            0
                                                     ------------ ------------ ------------

             ADDITIONAL PAID IN CAPITAL

Balance at August 1, 1994 ..........................     601,828            0      601,828
Common stock issued -
  Subsidiaries .....................................           0            0            0
  Leveraged employee stock ownership plan (LESOP) ..           0            0            0
  Dividend reinvestment plan .......................           0            0            0
  Long-term incentive plan .........................         198            0          198
  Public offering ..................................           0            0            0
Preferred stock issued .............................           0            0            0
                                                     ------------ ------------ ------------
Balance at July 31, 1995 ...........................     602,026            0      602,026
                                                     ------------ ------------ ------------

                 RETAINED EARNINGS

Balance at August 1, 1994 ..........................     381,469            0      381,469
Net income .........................................     223,868            0      223,868
Common stock dividends -
  CG ...............................................           0            0            0
  Subsidiaries (to CG) .............................           0            0            0
Other ..............................................           0            0            0
                                                     ------------ ------------ ------------
Balance at July 31, 1995 ...........................     605,337            0      605,337
                                                     ------------ ------------ ------------

           UNEARNED EMPLOYEE COMPENSATION

Balance at August 1, 1994 ..........................     (69,966)           0      (69,966)
Adjustment .........................................           0            0            0
                                                     ------------ ------------ ------------
Balance at July 31, 1995 ...........................     (69,966)           0      (69,966)
                                                     ------------ ------------ ------------

TOTAL COMMON STOCK EQUITY ..........................   1,643,130            0    1,643,130
                                                     ============ ============ ============

                          THE COLUMBIA GAS SYSTEM, INC.               UNAUDITED
                                                                      6(b)(1)(e)
                               PRO FORMA ENTRIES
                                     ($000)





                                                                              Debit          Credit
                                                                              -------        --------
1.  Other investments (Notes)                                                  19,500
      Cash                                                                                     19,500

    To record the issuance of securities (Notes) from CMD.


2.  Cash                                                                       13,999
      Installment promissory notes receivable (Noncurrent)                                     12,319
      Accounts receivable - Affiliated (Current maturity)                                       1,680

    To record the retirement of CMD installment promissory notes.


3.  Affiliated accounts receivable                                                291
      Interest income                                                                             291
    Income Taxes                                                                  102
      Accrued Taxes                                                                               102

    To record the incremental interest income on long-term notes, over the previous interest income, in order to reflect an average rate of 7.5% and a federal income tax effect of 35%.


4.  Income from affiliated equity investments                                     189
      Equity in undistributed retained earnings                                                   189

    To reflect the change in CG's investment in CMD related to CMD's pro forma income due to the increase in interest expense net of tax applicable to the retirement of long-term installment promissory notes.

COLUMBIA GAS OF MARYLAND, INC.                                        UNAUDITED
                                                                      6(b)(2)(a)
                                                                      (1 of 2)

BALANCE SHEET
ACTUAL and PRO FORMA
As of July 31, 1995
($000)


                                                         CMD       Pro Forma       CMD
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
                       ASSETS
Property, Plant and Equipment
  Gas Utility and Other Plant ......................      62,044            0       62,044
  Accumulated Depreciation and Depletion ...........     (23,706)           0      (23,706)
                                                     ------------ ------------ ------------
Net Gas Utility and Other PP&E .....................      38,338            0       38,338
                                                     ------------ ------------ ------------
Current Assets
  Cash and temporary cash investments ..............          93        5,501        5,594
  Accounts receivable, net
    Customers ......................................       1,365            0        1,365
    Affiliated .....................................         179            0          179
    Other ..........................................         125            0          125
  Gas Inventory ....................................       2,750            0        2,750
  Other Inventories at Average Cost ................         487            0          487
  Prepayments ......................................         986            0          986
  Other ............................................         419            0          419
                                                     ------------ ------------ ------------
Total Current Assets ...............................       6,404        5,501       11,905
                                                     ------------ ------------ ------------

Deferred Charges ...................................       3,749            0        3,749
                                                     ------------ ------------ ------------

Total Assets .......................................      48,491        5,501       53,992
                                                     ============ ============ ============

COLUMBIA GAS OF MARYLAND, INC.                                        UNAUDITED
                                                                      6(b)(2)(a)
                                                                      (2 of 2)

BALANCE SHEET
ACTUAL and PRO FORMA
As of July 31, 1995
($000)


                                                         CMD       Pro Forma       CMD
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
           CAPITALIZATION AND LIABILITIES
Capitalization
  Stockholder's equity .............................      17,712         (189)      17,523
  Long-term debt ...................................      12,397        7,181       19,578
                                                     ------------ ------------ ------------
Total Capitalization ...............................      30,109        6,992       37,101
                                                     ------------ ------------ ------------
Current Liabilities
  Debt obligations .................................           0            0            0
  Debtor in possession financing ...................           0            0            0
  Accounts and drafts payable ......................       1,519            0        1,519
  Affiliated Notes and Loans - Cur. Maturity .......       1,680       (1,680)           0
  Affiliated Short Term Loans ......................       1,176            0        1,176
  Affiliated accounts payable ......................       2,232          291        2,523
  Accrued taxes ....................................        (184)        (102)        (286)
  Accrued interest .................................          43            0           43
  Estimated Rate Refunds ...........................         871            0          871
  Deferred income taxes - current ..................           0            0            0
  Other ............................................       3,827            0        3,827
                                                     ------------ ------------ ------------
Total Current Liabilities ..........................      11,164       (1,491)       9,673
                                                     ------------ ------------ ------------
Other Liabilities and Deferred Credits
  Deferred income taxes, noncurrent ................       1,758            0        1,758
  Deferred Investment Tax Credits ..................       1,135                     1,135
  Postretirement benefits other than pensions ......       2,017            0        2,017
  Other ............................................       2,308            0        2,308
                                                     ------------ ------------ ------------
Total Other Liabilities and Deferred Credits .......       7,218            0        7,218
                                                     ------------ ------------ ------------

Total Capitalization and Liabilities ...............      48,491        5,501       53,992
                                                     ============ ============ ============

COLUMBIA GAS OF MARYLAND, INC.                                        UNAUDITED
                                                                      6(b)(2)(b)


STATEMENT OF CAPITALIZATION
ACTUAL and PRO FORMA
As of July 31, 1995
($000)


                                                         CMD       Pro Forma       CMD
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
Stockholder's Equity
  Common Stock, $25 par value, authorized
    420,000, shares outstanding 283,686
    shares .........................................       7,092            0        7,092

  Additional paid in capital .......................           0            0            0

  Retained earnings ................................      10,620         (189)      10,431

  Unearned employee compensation ...................           0            0            0
                                                     ------------ ------------ ------------

Total Stockholder's Equity .........................      17,712         (189)      17,523
                                                     ------------ ------------ ------------

Long-Term Debt

  Capitalized Leases ...............................          78            0           78
  Notes Payable ....................................           0       19,500       19,500
  Installment Promissory Notes Payable .............      12,319      (12,319)           0
                                                     ------------ ------------ ------------

Total Long-Term Debt ...............................      12,397        7,181       19,578
                                                     ------------ ------------ ------------

Total Capitalization ...............................      30,109        6,992       37,101
                                                     ============ ============ ============

COLUMBIA GAS OF MARYLAND, INC.                                        UNAUDITED
                                                                      6(b)(2)(c)


STATEMENT OF INCOME
ACTUAL and PRO FORMA
Twelve Months Ended July 31, 1995
($000)


                                                         CMD       Pro Forma       CMD
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
Operating Revenues
  Gas Sales ........................................      28,560            0       28,560
  Transportation ...................................       1,765            0        1,765
  Other ............................................         (16)           0          (16)
                                                     ------------ ------------ ------------
Total Operating Revenues ...........................      30,309            0       30,309
                                                     ------------ ------------ ------------

Operating Expenses
  Products purchased ...............................      12,515            0       12,515
  Operation ........................................       8,814            0        8,814
  Maintenance ......................................       1,374            0        1,374
  Depreciation and depletion .......................       2,262            0        2,262
  Other taxes ......................................       1,829            0        1,829
                                                     ------------ ------------ ------------
Total Operating Expenses ...........................      26,794            0       26,794
                                                     ------------ ------------ ------------

Operating Income (Loss) ............................       3,515            0        3,515
                                                     ------------ ------------ ------------

Other Income (Deductions)
  Interest income and other, net ...................          15            0           15
  Interest expense and related charges .............      (1,190)        (291)      (1,481)
                                                     ------------ ------------ ------------
Total Other Income (Deductions) ....................      (1,175)        (291)      (1,466)
                                                     ------------ ------------ ------------

Income before Income Taxes and Cumulative Effect
  of Accounting Change .............................       2,340         (291)       2,049

Income taxes .......................................         857         (102)         755
                                                     ------------ ------------ ------------
Income before Cumulative Effect of Accounting
  Change ...........................................       1,483         (189)       1,294

Cumulative Effect of Accounting for Postemployment
  Benefits .........................................           0            0            0
                                                     ------------ ------------ ------------
Net Income .........................................       1,483         (189)       1,294
                                                     ============ ============ ============

COLUMBIA GAS OF MARYLAND, INC.                                        UNAUDITED
                                                                      6(b)(2)(d)


STATEMENTS OF COMMON STOCK EQUITY
ACTUAL and PRO FORMA
Twelve Months Ended July 31, 1995
($000)


                                                         CMD       Pro Forma       CMD
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
                    COMMON STOCK
Balance at August 1, 1994 ..........................       7,092            0        7,092
Common stock issued -
  Subsidiaries .....................................           0            0            0
  Leveraged employee stock ownership plan (LESOP) ..           0            0            0
  Dividend reinvestment plan .......................           0            0            0
  Long-term incentive plan .........................           0            0            0
  Public offering ..................................           0            0            0
                                                     ------------ ------------ ------------
Balance at July 31, 1995 ...........................       7,092            0        7,092
                                                     ------------ ------------ ------------

             ADDITIONAL PAID IN CAPITAL

Balance at August 1, 1994 ..........................           0            0            0
Common stock issued -
  Subsidiaries .....................................           0            0            0
  Leveraged employee stock ownership plan (LESOP) ..           0            0            0
  Dividend reinvestment plan .......................           0            0            0
  Long-term incentive plan .........................           0            0            0
  Public offering ..................................           0            0            0
Preferred stock issued .............................           0            0            0
                                                     ------------ ------------ ------------
Balance at July 31, 1995 ...........................           0            0            0
                                                     ------------ ------------ ------------

                 RETAINED EARNINGS

Balance at August 1, 1994 ..........................       9,761            0        9,761
Net income .........................................       1,483         (189)       1,294
Common stock dividends -
  CG ...............................................           0            0            0
  Subsidiaries (to CG) .............................        (624)           0         (624)
Other ..............................................           0            0            0
                                                     ------------ ------------ ------------
Balance at July 31, 1995 ...........................      10,620         (189)      10,431
                                                     ------------ ------------ ------------

           UNEARNED EMPLOYEE COMPENSATION

Balance at August 1, 1994 ..........................           0            0            0
Adjustment .........................................           0            0            0
                                                     ------------ ------------ ------------
Balance at July 31, 1995 ...........................           0            0            0
                                                     ------------ ------------ ------------

TOTAL COMMON STOCK EQUITY ..........................      17,712         (189)      17,523
                                                     ============ ============ ============

                            COLUMBIA GAS OF MARYLAND, INC.            UNAUDITED
                                                                      6(b)(2)(e)
                               PRO FORMA ENTRIES
                                     ($000)





                                                                             Debit           Credit
                                                                             --------        --------
1.  Cash                                                                       19,500
      Notes - Long-Term Debt                                                                   19,500

    To record the issuance of notes to Parent Company.


2.  Installment Promissory Notes Payable                                       12,319
    Affiliated Notes and Loans - Cur. Maturity                                                  1,680
      Cash                                                                                     13,999

    To record the retirement of installment notes to Parent Company.


3.  Interest expense                                                              291
      Affiliated accounts payable                                                                 291
    Accrued Taxes                                                                 102
      Income Taxes                                                                                102

    To record the incremental interest expense on long-term notes, over the previous debt expense, in order to reflect an average rate of 7.5% and a federal income tax effect of 35%.

EXHIBIT INDEX

         (a)  Exhibits


                 A-5      Form of Columbia Maryland Note (to be filed by
                          Amendment)

                 B Form of Draft Loan Agreement for Columbia Maryland (to be filed by Amendment)

                 F-4 Opinion of Counsel for Columbia and Columbia Maryland (to be filed by Amendment)

                 G-3      Financial Data Schedules (incorporated herein as
                          Exhibit 27.1 and Exhibit 27.2)

                 H-4      Proposed Notice